APR 2 1 2004

ARS

P.E. 12-31-03



Valpey Fisher Corporation

2003 Annual Report





World Leaders in Precision Timing Devices

PROCESSED
APR 23 2004
THOMSON
FINANCIAL

Corporate Profile

Valpey Fisher Corporation specializes in designing, manufacturing, and marketing a broad range of frequency control products. Our expertise lies in high performance crystal oscillators, VCXO's and OCXO's for precision timing applications including wireless, sonet, storage and military. Our company is one of the few remaining "full line" crystal and oscillator manufacturers with the capability to meet a complete range of customer frequency control requirements, including standard and custom designs. By offering both technologically leading and mature products we provide competitive advantages to our customers. Valpey Fisher received its ISO-9001 registration for the design and manufacture of crystals and crystal oscillators in 1997, and upgraded to ISO-9001:2000 this past year.

Into the second fifty years of serving the electronic industry, we remain fully committed to complete customer satisfaction. Our mission continues to focus on building value for customers and shareholders.

We will achieve this by:

Developing state of the art products to satisfy emerging trends

Providing customers with the ultimate in application assistance



Offering competitive pricing and on time delivery

Striving to insure the highest quality product

Financial Highlights

Years Ended December 31,	2003	2002
	(in thousands, except per share data)	
Continuing operations:		
Net sales	$ 8,496	$ 7,294
Gross profit (loss)	883	(1,346)
(Loss) before income taxes	(2,423)	(3,988)
Income tax benefit	1,023	1,198
(Loss)	(1,400)	(2,790)
Discontinued operations- net (loss)	-	(99)
Net (loss)	$ (1,400)	$ (2,889)
Basic and diluted earnings (loss) per share:		
Continuing operations	$ (.33)	$ (.67)
Discontinued operations	-	(.02)
	$ (.33)	$ (.69)







To Our Stockholders

February 25, 2004

Fiscal 2003 was another challenging year for your management team. Capital spending in our largest market, telecommunications, continued to decline, until the fourth quarter when we experienced a slight increase, which was in line with our predictions. Early in the year, knowing telecommunications would still not reward us with sufficient business, we increased our external focus and channeled additional sales effort into the IT markets, in particular, servers, storage and switches, as well as the Military avionics market. As a result of that effort and our acquisition of MF Electronics, we were able to achieve significant growth over 2002. However, while we quarter-over-quarter reduced our losses, improved our new orders, shipments, and for the first time in two years had positive gross margin, we were not able to become profitable.

While market conditions continued to challenge us during the current year, we did not stand still on our road to improvement. Compared to fiscal 2002:

We tactically:

- Improved gross margin by $2,229,000
- Reduced our operating losses by $1,742,000
- Reduced our net loss from $2,889,000 to $1,400,000
- Reduced our inventory by 23%
- Increased our sales by 16%
- Improved our new orders from $7.3 million to $8.9 million
- Increased our 2004 beginning backlog by $700,000
- Increased sales per employee by $36,000

We strategically:

- Acquired and integrated MF Electronics
- Re-engineered our sales channel in North America and increased our focus in Europe and the Far East
- We added a new business development manager, two additional senior engineers and completely re-vamped sales and marketing, starting with a new vice president and a North American sales manager
- Increased the percentage of products and subassemblies built offshore with our strategic partners in both Russia and Asia

All of this was accomplished in the face of formidable competition, over capacity in our industry and difficult market conditions, while at the same time we judiciously managed our cash, clearly a measure of our resolve to increase long-term shareholder value.

Sales increased to $8,496,000 representing a 16% improvement over 2002, resulting in an operating loss of $2,460,000 versus an operating loss of $4,201,000 in 2002. Gross margin was $882,600 compared to a negative gross margin of $1,346,000 in 2002. Our net loss in 2003 was $1,400,000 compared to a net loss of $2,889,000 in 2002. New orders in 2003 were $8.9 million, representing an increase of $1.6 million over last year. Our backlog at year-end was $1.8 million compared to the prior year of $1.1 million. While our cash decreased by $1.5 million during the year, we used $1.277 million to eliminate our term debt and $799,000 was used to purchase certain assets of MF Electronics.

Some of the improvements came as a result of improved yields, factory efficiency and an increase in market share. The last component of our improvements came as a result of our acquisition of MF Electronics in May of 2003. All of which we reported to you in our shareholder letter of 2002 and in our quarterly 2003 financial reports.

As we enter 2004 with optimism, we believe that our industry still faces challenges. Industry capacity remains above demand, some market segments remain weak and price reduction continues for the entire electronic industry. We at Valpey Fisher start the new year far more confident than we did as we entered 2003. Several factors allow us to feel this way, such as; our backlog is 65% higher than last year, our inventories and that of our customers are significantly lower than the prior year, and we have maintained all of our top customers while adding several new ones, which we believe allowed us to increase our market share in 2003. In the fourth quarter the dollar value of our orders and design wins increased, which gives us confidence we will pick up print position while allowing us to increase market share in the upcoming year.

Our management team has worked together for an entire year; and while we believe most of the blocking and tackling is behind us, we do in fact still see areas to improve. For example, we continue our cost reduction program, particularly in the area of materials management, work started last year will continue to bear results in 2004. We understand our goals and are working together to achieve the growth we plan for 2004, which will for the most part come from continuing revenue growth, rather than cost savings.

Finally and certainly not the least, our balance sheet remains strong and allows us the ability to seek out and take advantage of good companies, product lines and strategic opportunities we believe will increase shareholder value in the future.

Speaking for all of our employees, as well as our board of directors, thank you for your patience and we are committed to rewarding your support.



Michael J. Ferrantino, Sr.
President and Chief Executive Officer



Ted Valpey, Jr.
Chairman of the Board

Operations

Valpey Fisher's quartz crystals and oscillators are used as integral components in electronic circuitry to assure precision timing and frequency reference. Major markets for our products include telecommunications, computer, and computer peripheral equipment, scientific, instrumentation, industrial and aerospace markets. The majority of our revenue is currently generated by the telecommunications market, including; wireless, networking and optical networking segments. Our crystals and oscillators are used in telecommunications infrastructure equipment such as bandwidth multipliers, networking switches and routers, cellular base stations, transceivers, and multiplexers.

Valpey Fisher actively pursues leading edge technologies to ensure our customers will continue to receive the most competitive timing sources available. Our proprietary crystal etching process significantly extends the performance capabilities of our products, enabling tight frequency stability, wide pullability and low phase jitter.

During 2003, we acquired MF Electronics which added a whole new dimension to Valpey Fisher. This acquisition rounds out our complete line of frequency control products and brings new customers with limited customer overlap and a much broader range of products and processes for our company. This includes Hi-Reliability products, COTS, Glass sealed products and some additional TCXO to add to our portfolio. We are excited about this acquisition and look forward to serving our new customer base.

Valpey Fisher's Ultrasound division has a unique combination of piezoelectric and optical components and ultrasonic transducers which has created a state of the art manufacturing and testing facility consisting of the latest CNC cutting, grinding, and polishing equipment, along with the most modern computerized transducer and materials characterization system. Our ultrasound division designs and manufactures a variety of products for non-destructive testing, medical and scientific markets.

Hi-Reliability and Commercial off the Shelf Products (COTS)

The design goal of our Hi-Reliability/COTS products is to preserve data communications under the worst case extremes of environment and handling. Hi-Reliability/COTS translates into continuous operation in applications that may undergo the most stringent environmental conditions. The oscillator must maintain operation which is the crucial parameter where breakdown is unacceptable. Application extremes occur in ocean bottom exploration, oilfield mapping, and upper atmosphere rocketry and, for instance, hazardous missions by Army Rangers or Navy Seals. Most Hi-Rel/COTS products are used in digital and wireless communications equipment and military applications where dependability is critical.





Our full line of Hi-Reliability/COTS products offers our customers a wide range of product features some of which include:

- Operating temperature ranges from -55°c up to +200°c
- Stability ranges down to +/-25ppm
- Frequency Ranges from 1KHz-250MHz
- HCMOS/TTL and ECL/PECL outputs available
- As well as a variety of package sizes including: Through hole, 5X7 and 9X14

These products are all processed and screened to meet military requirements and offer our customers a wide range of custom options.

Frequency Control Products

Valpey Fisher's crystal and oscillator product lines offer our customers a wide range of standard and custom timing frequency solutions. We manufacture high frequency fundamental crystals using our proprietary etching process. Our advanced technology has developed a new generation of AT Cut quartz resonators using a chemical milling process. We are able to manufacture quartz crystal units with frequencies far higher than products produced by traditional mechanical lapping techniques. This unique crystal design, called an Inverted Mesa, is manufactured using a computer-controlled chemical milling process.

Our crystal and oscillator product lines provide a broad spectrum of standard crystals and oscillators, as well as a full product line of advanced custom designs including OCXOs, TCXOs, VCXOs in addition to Hi-Reliability and COTS products. Take a look at our sampling of products below. If it's low phase jitter, a certain package type, operating temperature or a unique stability that you are looking for, our full product portfolio will support you in all of your precision timing needs.

Quartz Crystals

These are discrete components that must be combined with oscillator ICs or other oscillator electronic circuitry to generate crystal controlled clocking signals.

- Standard Packaging
- Extended Temperature Ranges
- Low Cost







XO Crystal Oscillators

These are hybrid electronic components that combine crystals and oscillator ICs to generate clocking signals.

- Tight Stability
- High Frequencies
- Improved Symmetry
- Low Cost







VCXO VOLTAGE CONTROLLED CRYSTAL OSCILLATORS

These are similar to crystal clock oscillators (XOs); however, the frequency of a VCXO can be "pulled" by tuning the voltage control input. VCXOs are typically used in phased locked loops (PLLs) for data acquisition or signal regeneration applications.

- Standard Products
- Advanced VCXO
- Custom VCXO
- Wide Pull



OCXO > OVEN CONTROLLED CRYSTAL OSCILLATORS

Oven Controlled Crystal Oscillators (OCXOs) are hybrid electronic components that combine crystals and oscillator ICs to generate clocking signals.

- Conventional
- Low Cost
- Very Low Power
- Ultra Precision



Hi-Rel HIGH RELIABILITY OSCILLATORS

Hi-Reliability oscillators are parts that operate over -55° C to +200° C temperature extremes. They are processed and screened to military requirements.

- Small packaging
- Extended Temperature ranges
- High Frequencies
- Custom Frequencies



COTS > COMMERCIAL OFF THE SHELF OSCILLATORS

Commercial off the Shelf oscillators are parts that operate over -55° C to +200° C temperature extremes and meet COTS qualifications for avionics and military applications.

- *Small packaging*
- Extended Temperature ranges
- High Frequencies
- Custom Frequencies



TABLE OF CONTENTS

Five Year Financial Summary	9
Management's Discussion and Analysis of Financial Condition and Results of Operations	9-12
Consolidated Balance Sheets	13
Consolidated Statements of Operations	14
Consolidated Statements of Cash Flows	15
Consolidated Statements of Stockholders' Equity	16
Consolidated Statements of Comprehensive Income (Loss)	16
Notes to Consolidated Financial Statements	17-23
Report of Independent Certified Public Accountants	24
Independent Auditors' Report	24

Five Year Financial Summary

Years Ended December 31,	2003	2002	2001	2000	1999
		(in thousands, except per share data)			
Continuing operations:					
Net sales	$ 8,496	$ 7,294	$ 16,897	$ 26,408	$ 14,026
Gross profit (loss)	883	(1,346)	2,287	7,861	3,332
Earnings (loss) before income taxes	(2,423)	(3,988)	4,294	5,019	226
Income (taxes) benefit	1,023	1,198	(1,543)	(1,950)	(68)
Earnings (loss)	(1,400)	(2,790)	2,751	3,069	158
Discontinued operations- net of income tax expense (benefit)	-	(99)	-	(90)	809
Net earnings (loss)	$ (1,400)	$ (2,889)	$ 2,751	$ 2,979	$ 967
Basic earnings (loss) per share: (1)					
Continuing operations	$ (.33)	$ (.67)	$ .66	$ .75	$ .04
Discontinued operations	-	(.02)	-	(.02)	.20
	$ (.33)	$ (.69)	$ .66	$ .73	$ .24
Diluted earnings (loss) per share: (1)					
Continuing operations	$ (.33)	$ (.67)	$ .64	$ .70	$ .04
Discontinued operations	-	(.02)	-	(.02)	.20
	$ (.33)	$ (.69)	$ .64	$ .68	$ .24
Cash dividends per share (1)	$ -	$ -	$ -	$ .13	$ -
Total assets, end of year	$ 12,744	$ 15,151	$ 18,841	$ 19,654	$ 16,352
Long-term debt, end of year	$ -	$ -	$ 1,277	$ -	$ -

(1) Amounts reflect the 3 for 2 stock split distributed on November 27, 2000.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates, judgments, and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosure of contingent assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions.

Management believes that judgments and estimates related to the following critical accounting policies could materially affect its consolidated financial statements.

Accounts Receivable - The Company performs on-going credit evaluations of its customers and assesses the collectability of its accounts receivable based on a number of factors including the customer's financial condition and collection history, and current economic trends when evaluating the adequacy of the allowance for doubtful accounts.

Inventory - The Company estimates the carrying value of its inventory based upon historic usage and management's assumptions relating to projected customer purchases, product design changes and product obsolescence. The changing technology markets that we supply also affect these estimates. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Income Taxes - The Company has recorded deferred tax assets and liabilities resulting from differing treatment of items for tax and financial statement reporting purposes. The Company must estimate its income tax valuation allowance by assessing which deferred tax assets are more likely than not to be recovered in the future. Based on our assessment of the realization of these assets, the Company has recorded a valuation allowance of $704,000 at December 31, 2003. In reaching our conclusion, we evaluated the existence of deferred tax liabilities that can be used to absorb deferred tax assets, realizability of refundable income taxes, the deductibility of the disposal of scrap and worthless inventory, taxable income in prior carryback years and taxable income by jurisdiction in which we operate and the period over which the deferred tax assets would be recoverable. In the event that actual results differ from these estimates in future periods, the Company may need to establish an additional valuation allowance or reduce the valuation allowance, which could materially impact our financial position and results of operations.

Financial Condition and Liquidity

Cash and cash equivalents amounted to $4,209,000 at December 31, 2003, a decrease of $1,549,000 from the December 31, 2002 level. During 2003, the Company's continuing operations provided cash of $642,000, investing activities used cash of $854,000 and financing activities used cash of $1,337,000.

Cash provided from operations of $642,000 resulted mainly from the net loss of $1,400,000 adjusted for the non-cash effect of depreciation and deferred income taxes of $1,120,000 and an $886,000 reduction in working capital, excluding the effects of the acquisition of MF Electronics Corp.(MF). This net reduction in working capital, excluding the effects of the acquisition of MF, was mainly due to a $582,000 decrease in inventory, a $136,000 increase in accounts payable and an $88,000 decrease in refundable income taxes. The 29% reduction in inventory was mainly due to orders being filled from existing inventory and a continuing control of inventory levels. The increase in accounts payable is mainly due to the increased business level.

During 2003, the Company acquired certain assets and assumed certain trade payables of MF for $799,000 in cash. Capital expenditures amounted to $154,000 in 2003. The Company's budget for 2004 capital expenditures is approximately $250,000.

The Company used $1,277,000 of cash in 2003 to pay-off the remaining balance on its term note with a bank. During 2003, the Company used $59,000 of cash to purchase and retire 22,300 shares of its common stock.

While the Company is projecting a loss in 2004 based on the current conditions in the telecom market, management believes that based on its current working capital and the expected cash flows from operations, the Company's resources are sufficient to meet its financial needs and to fund the capital expenditures for the projected levels of business in 2004.

Results of Operations – 2003 versus 2002

Net sales from continuing operations increased $1,202,000 or 16% over 2002. The sales increase is mainly due to the sales from the MF product line acquired at the end of May 2003. The 2002 net sales amount includes sales cancellation charges of approximately $723,000 from two customers. Excluding the effect on net sales from these sales cancellation charges and the 2003 sales generated from the MF product line, sales increased 10% over 2002. The book-to-bill ratio for 2003 was 1.05 versus .95 in 2002. The Company's backlog amounted to $1.8 million at December 31, 2003 compared to $1.1 million at December 31, 2002. Capital spending in the telecom market, the largest market for our products, continued to decline until the fourth quarter of 2003 when we saw a slight increase in order activity. During 2003, the Company saw increased order activity in the IT markets (servers, switches and storage) and military avionics. At this time, we are not sure of the potential impact on the Company's future operations from the current continuing telecom market uncertainties and our industry's over capacity issues.

The Company reported an $883,000 gross profit in 2003 compared to a $1,346,000 gross loss in 2002. The main reasons for the improvement in the 2003 gross profit were a reduction in the provision for excess and obsolete inventory of $868,000, a $348,000 decrease in overhead expenses mainly due to reductions in personnel expense and operating supplies compared to 2002 and the $557,000 of gross profit generated by the MF sales in 2003. Raw material costs, as a percentage of sales, decreased about 6% from 2002 mainly as a result of product mix changes and 2003 direct labor remained fairly consistent as a percentage of sales with 2002.

Selling and advertising expenses decreased $50,000 (3%) from 2002. Reductions in advertising and promotional expenses ($118,000) and bad debt expense ($37,000) partially offset by higher sales commission expense of $62,000 to the Company's outside manufacturers' representatives were the main reasons for the expense decrease.

General and administrative expenses increased $537,000 (38%) over 2002. Increased personnel expenses mainly due to the hiring of a new president in the fourth quarter of 2002 and approximately $160,000 of personnel expenses associated with the acquisition of the MF product line, were the primary reasons for this higher expense.

The decrease in interest income of $59,000 from 2002 was mainly due to lower average cash balances and lower interest rates during the current year. The $70,000 decrease in interest expense from the 2002 amount is mainly due to the Company paying-off the balance of its outstanding term-debt in the first quarter of 2003. During 2002, the Company received $187,000 in cash as the final proceeds from the sales of a former subsidiary in 2000 and the related real estate in 2001 and recorded a total pre-tax gain of $187,000 on these sales.

The combined federal and state effective income tax rate for 2003 is 42% compared to 30% in 2002. The difference in the rates is mainly due to the recording of an income tax valuation allowance for certain deferred tax assets in 2002. During both years, a valuation allowance has been recorded for the full amount of the state income tax benefit due to the uncertainty of realization.

Based on the increases in sales and gross profit over 2002, offset in part by the higher operating expenses in 2003, the Company reported an operating loss of $2,460,000 in 2003 compared to an operating loss of $4,201,000 in 2002. Nonoperating income amounted to $37,000 during 2003 versus $213,000 in 2002. As a result, the Company reported a pre-tax loss from continuing operations of $2,423,000 during 2003 compared to a pre-tax loss of $3,988,000 in 2002. The

loss from continuing operations amounted to $1,400,000 in 2003 versus $2,790,000 in 2002. Discontinued operations, net of the income tax benefit, reported a loss of $99,000 in 2002. In total, the Company reported a consolidated net loss of $1,400,000 in 2003 versus a consolidated net loss of $2,889,000 in 2002.

Results of Operations – 2002 versus 2001

Net sales from continuing operations decreased $9,603,000 or 57% from 2001, primarily due to the continued sharp drop in the demand for the Company's products from the telecom market. The Company has experienced a drop-off in market demand for its products beginning in the first quarter of 2001 and continuing to date as customers have reported slower growth rates and excess inventory levels. In addition, some customers requested order cancellations. As a result of the continued decline in market demand, the Company began 2002 with a backlog of $1.4 million versus a backlog of $16.4 million at the beginning of 2001. We believe that market conditions for our products, in particular the telecom market, have not "bottomed out", and near-term visibility continues to be poor. The telecom industry continues to operate at low levels of production with customers not willing to commit to forecasts and long-term contracts. Orders for the most part continue to be small with near-term delivery dates. The Company's backlog at December 31, 2002 was $1.1 million.

During 2002, the Company reported a $1,346,000 gross loss on sales compared to a gross profit of $2,287,000 in 2001. The main reasons causing the negative gross profit on sales in 2002 were the adverse impact of allocating the fixed overhead expenses over the lower sales volume and the $1.1 million provision for excess inventory. During the current year, direct labor and raw material costs, as percentages of sales, remained fairly equal to those in 2001.

Selling and advertising expenses decreased $910,000 (38%) from 2001 mainly due to the lower sales commission expense to the Company's outside manufacturers' representatives as a result of the decrease in sales and a reduction in advertising and promotional expenses. General and administrative expenses remained relatively level with 2001.

During 2002, the Company received $187,000 in cash as the final proceeds from the sales of a former subsidiary in 2000 and the related real estate in 2001and recorded a total pre-tax gain of $187,000 on these sales. Interest income increased $40,000 over 2001 mainly due to the higher average cash balances in the current year. Interest expense decreased $13,000 from 2001 mainly due to the lower interest rate on the outstanding term-debt. During 2001, the Company sold its investment in marketable equity securities and its ownership share of real estate located in New Jersey and recorded a total pre-tax gain of $5,671,000 on these sales.

The combined federal and state effective income tax rate for 2002 was 30% compared to 36% in 2001. The combined tax benefit rate of 30% in 2002 was less than the combined statutory rate of approximately 40%, mainly due to the Company providing a valuation allowance for its deferred tax assets. The combined federal and state tax rate of 36% in 2001 is lower than the statutory rate mainly due to a lower effective state tax rate in 2001.

Based on the significant decreases in sales and gross profit in 2002, the Company reported an operating loss of $4,201,000 in 2002 compared to an operating loss of $1,458,000 in 2001. Nonoperating income amounted to $213,000 in 2002 versus $5,753,000 in 2001. As a result, the Company reported a pre-tax loss from continuing operations of $3,988,000 in 2002 compared to pre-tax earnings of $4,294,000 in 2001. The loss from continuing operations amounted to $2,790,000 in 2002 versus earnings of $2,751,000 in 2001. Discontinued operations net of income tax benefit reported a loss of $99,000 in 2002. In total, the Company reported a net loss of $2,889,000 in 2002 compared to net earnings of $2,751,000 in 2001.

Off-Balance Sheet Arrangements

We do not maintain any off-balance sheet financing arrangements.

Contractual Obligations

During the normal course of business, we incur certain commitments to make future payments for the purchase of inventory and production supplies based on our projected requirements. At December 31, 2003, the Company has outstanding purchase commitments totaling approximately $565,000, all of which are expected to be fulfilled in 2004. At December 31, 2003, the Company did not have any contractual obligations for capital leases, operating leases or long-term debt.

Forward-Looking Statements

This Annual Report contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Words such as "expects", "believes", "estimates", "plans" or similar expressions are intended to identify such forward-looking statements. The forward-looking statements are based on the Company's current views and assumptions and involve risks and uncertainties that include, but not limited to: the Company's ability to achieve profitability, the current production over-capacity within the suppliers of frequency

control devices, the ability to develop, market and manufacture new innovative products competitively, the fluctuations in product demand of the telecommunications industry, the ability of the Company and its suppliers to produce and deliver materials and products competitively, and the ability to limit the amount of the negative effect on operating results caused by pricing pressure.

Recent accounting pronouncements

In August 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 143, "Accounting for Asset Retirement Obligations", effective for years beginning after June 15, 2002. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company adopted this SFAS effective January 1, 2003. The adoption of this statement had no material effect on the Company's financial position, results of operations and cash flows.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated With Exit or Disposal Activities," which addresses accounting for restructuring and similar costs. SFAS No. 146 supersedes previous accounting guidance, is effective for exit activities initiated after December 31, 2002, and requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. Previous accounting guidance recognized a liability for an exit cost at the date of a commitment to an exit plan. The Company adopted this SFAS effective January 1, 2003. The adoption of this statement had no material effect on the Company's financial position, results of operations and cash flows.

In November 2002, the FASB issued interpretation No. (FIN) 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". The interpretation expands on the accounting guidance of SFAS Nos. 5, 57, and 107 and incorporates without change the provisions of FASB FIN 34, which is being superseded. FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees, such as standby letter of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. FIN 45 is effective on a prospective basis to guarantees issued or modified after December 31, 2002, regardless of the guarantor's fiscal year-end. The Company adopted this FIN effective January 1, 2003. The adoption of this statement had no material effect on the Company's financial position, results of operations and cash flows.

In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities". Many variable interest entities have commonly been referred to as special-purpose entities or off-balance sheet structures. Under the interpretation, certain entities known as "Variable Interest Entities" (VIE) must be consolidated by the primary beneficiary of an entity. The primary beneficiary is generally defined as having the majority of the risks and rewards arising from the VIE. For VIE's in which a significant (but not majority) variable interest is held, certain disclosures are required. In December 2003, the FASB completed deliberations of proposed modifications to FIN 46 (Revised Interpretations) resulting in multiple effective dates based on the nature as well as the creation date of the VIE. VIEs created after January 31, 2003, but prior to January 1, 2004 may be accounted for either based on the original interpretation or the Revised Interpretations. However, the Revised Interpretations must be applied no later than the first quarter of 2004. VIEs created after January 1, 2004 must be accounted for under the Revised Interpretations. The adoption of this FIN in January 2003 had no material effect on the Company's financial position, results of operations and cash flows and the Company does not expect the adoption of the Revised Interpretations to have a material effect on the Company's financial position, results of operations and cash flows.

In December 2003, the SEC issued Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition, which codifies, revises and rescinds certain sections of SAB No. 101, Revenue Recognition, in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The changes noted in SAB 104 did not have a material effect on the Company's financial position, results of operations and cash flows.

Quantitative and Qualitative Disclosures about Market Risk

The Company's cash balances in excess of operating requirements are currently invested in money market accounts. These money market accounts are subject to interest rate risk and interest income will fluctuate in relation to general money market rates. Based on the cash and cash equivalent balance at December 31, 2003, and assuming the balance was totally invested in money market instruments for the full year, a hypothetical 1% point decline in interest rates would result in an approximate $42,100 decrease in interest income.

The Company purchases certain inventory from and sells product in foreign countries. As these activities are currently transacted in U.S. dollars, they are not subject to foreign currency exchange risk. However, significant fluctuation in the currencies where the Company purchases inventory or sells product could make the U.S. dollar equivalent of such transactions more or less favorable to the Company and the other involved parties.

Consolidated Balance Sheets

December 31,	2003	2002
Assets		
Current assets:		
Cash and cash equivalents	$ 4,209,355	$ 5,758,055
Receivables, net	2,466,715	2,175,369
Inventories	1,570,973	2,027,886
Deferred income taxes and other current assets	674,932	1,109,408
Total current assets	8,921,975	11,070,718
Property, plant and equipment, at cost:		
Land and improvements	226,505	255,205
Buildings and improvements	2,030,558	1,996,354
Machinery and equipment	8,495,386	7,913,557
	10,752,449	10,165,116
Less accumulated depreciation	7,064,497	6,231,296
	3,687,952	3,933,820
Other assets	134,565	146,029
	$ 12,744,492	$ 15,150,567
Liabilities and Stockholders' Equity		
Current liabilities:		
Current portion of long-term debt	$ -	$ 1,277,402
Accounts payable	539,936	269,375
Accrued liabilities	900,275	817,931
Total current liabilities	1,440,211	2,364,708
Deferred income taxes	646,231	704,145
Commitments and contingencies	-	-
Stockholders' equity:		
Preferred stock, $1.00 par value-Authorized 1,000,000 shares; issued, none	-	-
Common stock, $.05 par value-Authorized 10,000,000 shares; issued and outstanding: 4,184,815 and 4,207,115 shares	209,241	210,356
Capital surplus	4,998,453	5,079,416
Retained earnings	5,667,356	7,067,442
Less unearned compensation	(217,000)	(275,500)
Total stockholders' equity	10,658,050	12,081,714
	$ 12,744,492	$ 15,150,567

See notes to consolidated financial statements.

Consolidated Statements of Operations

For the Years Ended December 31,	2003	2002	2001
Net sales	$ 8,495,770	$ 7,294,214	$16,897,138
Cost of sales	7,613,197	8,640,336	14,609,911
Gross profit (loss)	882,573	(1,346,122)	2,287,227
Selling and advertising expenses	1,406,007	1,456,295	2,365,802
General and administrative expenses	1,936,248	1,398,775	1,379,880
	3,342,255	2,855,070	3,745,682
Operating (loss)	(2,459,682)	(4,201,192)	(1,458,455)
Other income (expense):			
Interest income	48,537	107,571	67,760
Interest expense	(11,941)	(81,522)	(94,511)
Gains on sales of marketable equity securities and assets	-	187,406	5,670,873
Dividend income	-	-	108,681
	36,596	213,455	5,752,803
Earnings (loss) from continuing operations before income taxes	(2,423,086)	(3,987,737)	4,294,348
Income tax benefit (expense)	1,023,000	1,198,000	(1,543,000)
Earnings (loss) from continuing operations	(1,400,086)	(2,789,737)	2,751,348
(Loss) from discontinued operations	-	(99,000)	-
Net earnings (loss)	$ (1,400,086)	$ (2,888,737)	$ 2,751,348
Basic earnings (loss) per share:			
Continuing operations	$ (.33)	$ (.67)	$ .66
Discontinued operations	.00	(.02)	.00
	$ (.33)	$ (.69)	$ .66
Diluted earnings (loss) per share:			
Continuing operations	$ (.33)	$ (.67)	$ .64
Discontinued operations	.00	(.02)	.00
	$ (.33)	$ (.69)	$ .64

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

For the Years Ended December 31,	2003	2002	2001
Cash Flows from Operating Activities:			
Earnings (loss) from continuing operations	$ (1,400,086)	$ (2,789,737)	$ 2,751,348
Adjustments to reconcile earnings (loss) from continuing operations to net cash provided (used) by operating activities:			
Depreciation and amortization	833,201	848,342	700,915
Changes in deferred income taxes	287,000	254,516	(491,000)
Gains on sales of marketable equity securities and assets	-	(187,406)	(5,670,873)
Non-cash restricted stock compensation, net of taxes	35,500	125,400	-
Changes in assets and liabilities, excluding the effects of the purchase of MF Electronics:			
Receivables, net	(41,373)	1,054,145	2,340,924
Inventories	581,913	2,441,429	1,943,958
Other current assets	36,460	54,622	(71,313)
Accounts payable and accrued liabilities	179,842	(340,755)	(2,942,710)
Income taxes, net	129,385	(1,096,976)	(137,065)
Net cash provided (used) by operating activities	641,842	363,580	(1,575,816)
Cash Flows from Investing Activities:			
Capital expenditures	(153,863)	(254,987)	(2,176,310)
Purchase of MF Electronics	(798,762)	-	-
Collection of notes receivable	24,178	141,729	228,498
Proceeds from sales of assets	82,450	187,406	6,134,257
Other, net	(8,065)	(8,065)	(8,065)
Net cash provided (used) by investing activities	(854,062)	66,083	4,178,380
Cash Flows from Financing Activities:			
Payments on long-term debt	(1,277,402)	(403,389)	(319,209)
Purchases of common stock	(59,078)	(133,974)	(31,602)
Proceeds from long-term debt	-	-	2,000,000
Stock options exercised and other	-	5,000	81,376
Net cash provided (used) by financing activities	(1,336,480)	(532,363)	1,730,565
Cash (Used) by Discontinued Operations	-	(99,000)	-
Net Increase (Decrease) in Cash and Cash Equivalents	(1,548,700)	(201,700)	4,333,129
Cash and Cash Equivalents at beginning of year	5,758,055	5,959,755	1,626,626
Cash and Cash Equivalents at end of year	$ 4,209,355	$ 5,758,055	$ 5,959,755
Supplemental Disclosures of Cash Flow Information			
Cash paid during the year by continuing operations for:			
Interest	$ 11,941	$ 81,522	$ 94,511
Income taxes	$ -	$ -	$ 2,281,262

Noncash Investing and Financing Activities:

In 2002, the Company granted 100,000 shares of restricted stock to the President and Chief Executive Officer for $5,000. The shares issued under a Restricted Stock Agreement vest over a period of five years. Unearned compensation was recorded at the date of the grant based on the market value of $295,000. Unearned compensation, which is shown as a separate component of stockholders' equity, is being amortized over the five-year vesting period.

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

	Common Stock		Capital	Retained	Unearned	Accumulated Other Comprehensive
	Shares	Amount	Surplus	Earnings	Compensation	Income (Loss)
Balance, January 1, 2001	4,131,015	$ 206,550	$ 4,761,522	$ 7,204,831	$ -	$1,686,396
Net earnings	-	-	-	2,751,348	-	-
Exercise of stock options	31,500	1,576	79,800	-	-	-
Purchases and retirement of common stock	(10,000)	(500)	(31,102)	-	-	-
Reclassification adjustment for realized gain included in net earnings	-	-	-	-	-	(1,686,396)
Balance, December 31, 2001	4,152,515	207,626	4,810,220	9,956,179	-	-
Net (loss)	-	-	-	(2,888,737)	-	-
Issuance of restricted stock	100,000	5,000	290,000	-	(290,000)	-
Purchases and retirement of common stock	(45,400)	(2,270)	(131,704)	-	-	-
Amortization of restricted stock grant	-	-	-	-	14,500	-
Tax benefit of restricted stock grant	-	-	110,900	-	-	-
Balance, December 31, 2002	4,207,115	210,356	5,079,416	7,067,442	(275,500)	-
Net (loss)	-	-	-	(1,400,086)	-	-
Purchases and retirement of common stock	(22,300)	(1,115)	(57,963)	-	-	-
Amortization of restricted stock grant	-	-	-	-	58,500	-
Tax effect of restricted stock grant	-	-	(23,000)	-	-	-
Balance, December 31, 2003	4,184,815	$ 209,241	$ 4,998,453	$ 5,667,356	$ (217,000)	$ -

See notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income (Loss)

For the Years Ended December 31,	2003	2002	2001
Net earnings (loss)	$(1,400,086)	$(2,888,737)	$ 2,751,348
Other comprehensive income (loss), before tax:			
Less reclassification adjustment for realized gain included in net earnings, net of income tax expense of $575,000	-	-	(1,686,396)
Other comprehensive (loss), net of tax	-	-	(1,686,396)
Comprehensive income (loss)	$(1,400,086)	$(2,888,737)	$ 1,064,952

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(1) Description of Business – Valpey-Fisher Corporation (the Company), a Maryland corporation, is involved in the design, production, import, and sale of quartz crystals and oscillators marketed primarily to customers operating in the telecommunications industry and the design, production and sale of ultrasonic transducer devices.

(2) Summary of Significant Accounting Policies:

Principles of consolidation – The accompanying consolidated financial statements include the accounts of Valpey-Fisher Corporation and its wholly owned subsidiaries. Significant intercompany balances and transactions have been eliminated in consolidation.

Use of estimates – The preparation of the Company's consolidated financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates. Estimates include reserves for accounts receivable and inventory, useful lives of property, plant and equipment, accrued liabilities, and deferred income taxes. Actual results could differ from those estimates.

Fair value of financial instruments – The carrying amounts of cash, cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value because of their short-term nature.

Cash equivalents – The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are stated at cost plus accrued interest, which approximates market value. The Company reduces its exposure to credit risk by maintaining such deposits with high quality financial institutions. At December 31, 2003, the majority of the Company's cash and cash equivalents balance were in excess of the applicable insurance limits.

Inventories – Inventories are stated at the lower of cost or market and are determined by the first-in, first out method (FIFO).

Property, plant and equipment – The Company uses the straight-line method of providing for depreciation of property, plant and equipment for financial reporting purposes and accelerated methods for tax purposes. The estimated lives used to compute depreciation are as follows: land improvements – 10 years, building and improvements - 15 to 40 years and machinery and equipment – 3 to 10 years.

Revenue recognition – Revenue is recognized when an agreement of sale exists, product delivery has occurred and title passes, pricing is fixed or determinable, and collection is reasonably assured.

Income taxes – The Company computes deferred income taxes based on the differences between the financial statement and tax basis of assets and liabilities using enacted rates in effect in the years in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The tax effect of the differences between compensation expense for financial statement and income tax purposes is charged or credited to capital surplus.

Earnings (loss) per share – Basic earnings (loss) per share is computed by dividing net earnings (loss) by the weighted average number of common shares outstanding. Diluted earnings (loss) per share is computed by dividing net earnings (loss) by the diluted weighted average shares outstanding. Diluted weighted average shares includes the weighted average number of common shares outstanding and the weighted average number of common shares that would have been outstanding if potentially dilutive common shares relating to stock options had been issued using the treasury stock method.

Stock compensation plans – The Company applies the intrinsic value method, Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock option plans. The Company provides the disclosure requirements of Statement of Financial Accounting Standards (SFAS) Nos. 123 and 148, "Accounting for Stock-Based Compensation," and related interpretations and amendments.

The Company adopted the disclosure-only option under SFAS No.123 "Accounting for Stock-Based Compensation." The following table illustrates the effect on net earnings (loss) per share if the Company had applied the fair value recognition provisions of SFAS No.123 to stock-based compensation.

For the years ended December 31,	2003	2002	2001
Net earnings (loss), as reported	$ (1,400,086)	$ (2,888,737)	$2,751,348
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects	(111,809)	(123,442)	(72,518)
Pro forma net earnings (loss)	$ (1,511,895)	$ (3,012,179)	$2,678,830
Basic net earnings (loss) per share, as reported	$ (.33)	$ (.69)	$ .66
Basic net earnings (loss) per share, pro forma	$ (.36)	$ (.72)	$ .65
Diluted net earnings (loss) per share, as reported	$ (.33)	$ (.69)	$ .64
Diluted net earnings (loss) per share, pro forma	$ (.36)	$ (.72)	$ .63

For purposes of the above pro forma disclosures, the estimated fair value of the options is amortized to expense over the five-year vesting period of the options. The fair value of these options was estimated at the grant date using the Black-Scholes option pricing model with the following weighted-assumptions:

For the years ended December 31,	2003	2002	2001
Expected dividend yield	0%	0%	0%
Risk-free interest rate	3.3%	3.4%	5.1%
Expected life of options in years	7	7	7
Assumed volatility	59%	61%	55%
Estimated fair value per share at date of grant	$ 1.60	$ 1.79	$ 2.60

Comprehensive income (loss) – Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. For the years ended December 31, 2003 and 2002, the Company had no items of other comprehensive income (loss). For the year ended December 31, 2001, the only component of other comprehensive income (loss) for the Company was unrealized holding gains (losses) on available for sale marketable equity securities.

Reclassifications – Certain reclassifications have been made to prior year financial statements to conform to current year presentation.

Recent accounting pronouncements - In August 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 143, "Accounting for Asset Retirement Obligations", effective for years beginning after June 15, 2002. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company adopted this SFAS effective January 1, 2003. The adoption of this statement had no material effect on the Company's financial position, results of operations and cash flows.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated With Exit or Disposal Activities," which addresses accounting for restructuring and similar costs. SFAS No. 146 supersedes previous accounting guidance, is effective for exit activities initiated after December 31, 2002, and requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. Previous accounting guidance recognized a liability for an exit cost at the date of a commitment to an exit plan. The Company adopted this SFAS effective January 1, 2003. The adoption of this statement had no material effect on the Company's financial position, results of operations and cash flows.

In November 2002, the FASB issued interpretation No. (FIN) 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". The interpretation expands on the accounting guidance of SFAS Nos. 5, 57, and 107 and incorporates without change the provisions of FASB FIN 34, which is being superseded. FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees, such as standby letter of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. FIN 45 is effective on a prospective basis to guarantees issued or modified after December 31, 2002, regardless of the guarantor's fiscal year-end. The Company adopted this FIN effective January 1, 2003. The adoption of this statement had no material effect on the Company's financial position, results of operations and cash flows.

In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities". Many variable interest entities have commonly been referred to as special-purpose entities or off-balance sheet structures. Under the interpretation, certain entities known as "Variable Interest Entities" (VIE) must be consolidated by the primary beneficiary of an entity. The primary beneficiary is generally defined as having the majority of the risks and rewards arising from the VIE. For VIE's in which a significant (but not majority) variable interest is held, certain disclosures are required. In December 2003, the FASB completed deliberations of proposed modifications to FIN 46 (Revised Interpretations) resulting in multiple effective dates based on the nature as well as the creation date of the VIE. VIEs created after January 31, 2003, but prior to January 1, 2004 may be accounted for either based on the original interpretation or the Revised Interpretations. However, the Revised Interpretations must be applied no later than the first quarter of 2004. VIEs created after January 1, 2004 must be accounted for under the Revised Interpretations. The adoption of this FIN in January 2003 had no material effect on the Company's financial position, results of operations and cash flows and the Company does not expect the adoption of the Revised Interpretations to have a material effect on the Company's financial position, results of operations and cash flows.

In December 2003, the SEC issued Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition, which codifies, revises and rescinds certain sections of SAB No. 101, Revenue Recognition, in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The changes noted in SAB 104 did not have a material effect on the Company's financial position, results of operations and cash flows.

(3) Acquisition:

On May 28, 2003, pursuant to an Asset Purchase Agreement dated April 30, 2003, the Company purchased certain assets consisting primarily of inventories, machinery and equipment and the customer order backlog from MF Electronics Corp. ("MF"), a privately held company located in New Rochelle, NY. MF designs and manufactures a wide range of frequency control products. In addition, the Company acquired for cash the net of the May 28, 2003 MF's accounts receivable less trade accounts payable. The total purchase price was $798,762 in cash. The results of MF's operations have been included in the consolidated financial statements since the date of acquisition. During the week of June 30, 2003, the purchased assets and operations of MF were moved to the Company's facility located in Hopkinton, Massachusetts.

The following table presents the allocation of the purchase price, including transaction costs of $50,000, to the assets acquired and liabilities assumed, based on their fair values:

	(in thousands)
Accounts receivable	$ 343
Inventory	125
Machinery and equipment	516
Trade accounts payable and accrued expenses	(135)
	$ 849

The following unaudited pro forma financial information presents the results of the Company as if the acquisition of MF was completed January 1, 2001. This pro forma financial information is presented for informational purposes and is not necessarily indicative of the Company's operating results if the acquisition had been in effect for the periods presented. In addition, they are not intended to be a projection of future results and do not reflect any anticipated cost savings or operating efficiencies that the Company believes are achievable.

	For the Year Ended December 31,		
(in thousands, except for per share amounts)	2003	2002	2001
Net sales	$ 10,387	$ 13,767	$26,980
Net earnings (loss)	$ (1,762)	$ (3,341)	$ 4,001
Basic earnings (loss) per share	$ (.42)	$ (.80)	$ .97
Diluted earnings (loss) per share	$ (.42)	$ (.80)	$ .94

(4) Gains on Sales of Marketable Equity Securities and Assets:

As part of the proceeds from the sale of its Bergen Cable Technologies, Inc. subsidiary, ("BCT") in 1998 (see Note 5), the Company received a 10% stock and membership interest in the acquiring entities, Bergen Cable Technology, Inc. ("BCTI") and Bergen Real Estate L.L.C. ("BRE"). In the second quarter of 2001, the real estate owned by BRE was sold and the Company received $182,700 in cash after estimated expenses for its ownership share in this company and recorded a pre-tax gain of $151,700 on the sale. In the fourth quarter of 2002, the Company received $32,400 in cash as its ownership share of the note receivable related to the sale and recorded a pre-tax gain of $32,400 on the sale. The Company had deferred any gain on its share of the note receivable pending collection of the note.

In 2002, the Company received $155,000 in cash representing its share of the net escrow balance from the sale of its common stock investment in BCTI in 2000 and reported this amount as a gain on the sale of assets.

In 2001, the Company sold its investment in marketable equity securities which consisted of MetroWest Bank common stock for $5,951,600 in cash. The Company recorded a pre-tax gain of $5,519,200 on the sale. The Company had valued these securities under SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities" and had classified these securities as "available for sale". At December 31, 2000, this investment had a net unrealized gain of $1,686,396 included in "Accumulated Other Comprehensive Income".

(5) Discontinued Operations:

In 1998, the Company sold all the assets of BCT (see Note 4). As a result of this sale, the Company was required to perform environmental cleanup at the BCT site. During 2002, the Company expensed $150,000 to increase the environmental expense accrual to reflect the revised estimate to complete the remediation. This after-tax expense of $99,000 is presented in the Consolidated Statements of Operations under the caption "(Loss) from discontinued operations". As of December 31, 2003, a total of $950,000 has been expensed for the cleanup and $74,000 (see Note 10) is accrued for future payments. These costs represent the Company's best estimate, but the ultimate costs will not be known until the remediation is complete.

Notes to Consolidated Financial Statements (continued)

(6) Receivables, net: Receivables, net of allowances, consist of the following:

	2003	2002
Accounts receivable, less allowance for doubtful accounts of $80,000 and $200,000	$ 1,160,364	$ 776,369
Refundable income taxes	1,287,000	1,375,000
Amount due from the sale of assets	19,351	24,000
	$ 2,466,715	$ 2,175,369

(7) Inventories, net: Inventories, net of reserves, consist of the following:

	2003	2002
Raw materials	$ 1,110,035	$ 1,560,364
Work in process	274,583	152,932
Finished goods	186,355	314,590
	$ 1,570,973	$ 2,027,886

(8) Income Taxes: The components of the provision (benefit) for income taxes are as follows:

	2003	2002	2001
Current:			
Federal (excluding $(51,000) income tax (benefit) from discontinued operations in 2002)	$ (1,287,000)	$ (1,324,000)	$ 1,726,000
State	-	-	308,000
	(1,287,000)	(1,324,000)	2,034,000
Deferred:			
Federal	418,000	(31,000)	(388,000)
State	(227,000)	(474,000)	(103,000)
	191,000	(505,000)	(491,000)
Valuation allowance	73,000	631,000	-
Total	$ (1,023,000)	$ (1,198,000)	$ 1,543,000

The total income tax provision (benefit) differs from that computed by applying the federal income tax rate to income before income taxes. The reasons for the difference are as follows:

	2003	2002	2001
Income taxes at statutory rates	$ (823,850)	$ (1,355,800)	$ 1,460,100
State income tax, net of federal tax benefit	(276,600)	(241,400)	135,300
Change in valuation allowance	73,000	631,000	-
Reversal of accruals	-	(235,000)	-
Other, net including dividend exclusion	4,450	3,200	(52,400)
	$ (1,023,000)	$ (1,198,000)	$ 1,543,000

The tax effects of significant items comprising the Company's deferred tax assets and liabilities as of December 31, 2003 and 2002 are as follows:

	2003	2002
Deferred tax assets:		
Inventory valuation	$ 662,000	$ 1,305,700
Accruals and allowances	69,200	123,300
State tax loss carryforward	619,000	246,000
Valuation allowance	(704,000)	(631,000)
Net deferred tax assets	646,200	1,044,000
Deferred tax liabilities:		
Depreciation	376,600	383,300
DISC commissions	269,600	321,100
Total deferred tax liabilities	646,200	704,400
Net deferred tax assets	$ -	$ 339,600

At December 31, 2003, the Company has state tax loss benefit carryforwards of $619,000 that begin to expire in 2007. Due to the uncertainty of the realization of this state tax benefit and management's estimate that operating income and the reversal of future taxable temporary differences will more likely than not be sufficient to recognize all of the other deferred tax assets, the Company has established a valuation allowance of $704,000 at December 31, 2003. Other current assets include deferred income taxes of approximately $646,200 in 2003 and $1,044,000 in 2002.

(9) **Profit Sharing and Savings Plan:** The Company has a trusteed profit sharing 401(k) plan that covers all qualified employees. Under the profit sharing section of the plan, the Company may make contributions to the plan at the discretion of the Board of Directors. Profit sharing expenses amounted to $ 0 in 2003, 2002 and 2001. Under the 401(k) section of the plan, the Company matched 50% of employee contributions up to 6% of compensation. Total Company contributions charged to operations were $67,000 in 2003, $58,000 in 2002 and $58,000 in 2001.

(10) Accrued Liabilities: Accrued liabilities consist of the following items:

	2003	2002
Employee compensation	$ 396,200	$ 215,900
Income taxes	105,300	117,000
Professional fees	90,000	84,000
Environmental costs (see Note 5)	74,000	125,000
Other	234,775	276,031
	$ 900,275	$ 817,931

(11) **Debt:** At December 31, 2003, the Company had no outstanding credit arrangements with banks. On March 18, 2003, the Company paid off its outstanding term-debt balance with a bank and the Company's borrowing arrangements with that bank terminated. As a result, the total outstanding amount of the term debt outstanding at December 31, 2002 was classified as current portion of long-term debt.

(12) **Stockholders' Equity:** The Company has 4,184,815 and 4,207,115 shares of its $.05 par value Common Stock outstanding at December 31, 2003 and 2002, respectively.

During 2003, the Company acquired 22,300 shares of common stock at a cost of $59,000 and retired the shares. During 2002, the Company acquired 45,400 shares of common stock at a cost of $134,000 and retired the shares. Under prior authorizations from the Board of Directors, at December 31, 2003, the Company is authorized to purchase up to an additional 233,500 shares of stock through the open market or negotiated transactions.

In the fourth quarter of 2002, the Company granted 100,000 shares of restricted stock to the President and Chief Executive Officer for $5,000. The shares issued under a Restricted Stock Agreement vest over a period of five years. Unearned compensation was recorded at the date of the grant based on the market value of $295,000. Unearned compensation, which is shown as a separate component of stockholders' equity, is being amortized over the five year vesting period. The amount amortized to expense in 2003 and 2002 was $58,500 and $14,500, respectively. The tax effect of the differences between compensation expense for financial statement and income tax purposes is charged or credited to capital surplus.

At December 31, 2003, the Company has four Stock Option Plans that allow for the granting of options to officers, key employees, and other individuals to purchase a maximum of 1,000,000 shares of the Company's common stock. The option price and terms are approved by the Company's Board of Directors. The options granted may qualify as incentive stock options ("ISO's"). Through December 31, 2003, all options granted except for 90,000 options were ISO's. At December 31, 2003, the 1992 and 1999 Plans had no options available for future grant and 471,604 common shares reserved for issuance upon exercise of the outstanding stock options. At December 31, 2003, the 2001 Plan has 93,166 options available for future grants and 106,834 common shares reserved for issuance upon exercise of the outstanding stock options. At December 31, 2003, the 2003 Plan has 200,000 options available for future grants.

A summary of the status of the Company's fixed stock option plans as of December 31, 2003, 2002, and 2001, and changes during the years ended on those dates is presented below:

	2003		2002		2001	
	Number of Shares	Weighted-Avg. Exercise Price	Number of Shares	Weighted-Avg. Exercise Price	Number of Shares	Weighted-Avg. Exercise Price
Outstanding, January 1	509,938	$ 3.57	314,438	$ 3.89	473,188	$ 3.48
Granted	86,500	2.61	207,500	3.24	10,000	4.23
Exercised	-	-	-	-	(31,500)	2.59
Forfeited	(18,000)	4.18	(12,000)	6.02	(137,250)	2.81
Outstanding, December 31	578,438	$ 3.41	509,938	$ 3.57	314,438	$ 3.89
Exercisable, December 31	226,038	$ 3.56	174,157	$ 3.55	80,941	$ 3.40

The following table summarizes information about fixed stock options outstanding at December 31, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at 12/31/03	Weighted-Average Remaining Contractual Life	Exercise Price	Number Exercisable at 12/31/03	Weighted Avg. Exercise Price
$ 1.83 - 1.95	26,188	3.6 years	$ 1.85	26,188	$ 1.85
$ 2.39 - 2.80	98,500	9.0	2.59	9,600	2.39
$ 3.24 - 4.28	435,000	7.4	3.36	179,000	3.40
$ 11.04	18,750	6.8	11.04	11,250	11.04
	578,438	7.4	$ 3.41	226,038	$ 3.56

The Company adopted the disclosure-only option under SFAS No.123 "Accounting for Stock-Based Compensation." The following table illustrates the effect on net earnings (loss), and earnings (loss) per share if the Company had applied the fair value recognition provisions of SFAS No.123 to stock-based compensation.

For the year ended December 31,	2003	2002	2001
As Reported			
Net earnings (loss)	$(1,400,086)	$(2,888,737)	$2,751,348
Basic net earnings (loss) per share	$ (.33)	$ (.69)	$ .66
Diluted net earnings (loss) per share	$ (.33)	$ (.69)	$ .64
Pro Forma			
Net earnings (loss)	$(1,511,895)	$(3,012,179)	$2,678,830
Basic net earnings (loss) per share	$ (.36)	$ (.72)	$ .65
Diluted net earnings (loss) per share	$ (.36)	$ (.72)	$ .63

For purposes of the above pro forma disclosures, the estimated fair value of the options is amortized to expense over the five-year vesting period of the options. The fair value of these options was estimated at the grant date using the Black-Scholes option pricing model with the following weighted-assumptions:

For the year ended December 31,	2003	2002	2001
Expected dividend yield	0%	0%	0%
Risk-free interest rate	3.3%	3.4%	5.1%
Expected life of options in years	7	7	7
Assumed volatility	59%	61%	55%
Estimated fair value per share at date of grant	$ 1.60	$ 1.79	$ 2.60

(13) Earnings (Loss) Per Share: The computation of basic and diluted earnings (loss) per share from continuing operations is as follows:

	2003	2002	2001
Basic:			
Earnings (loss) from continuing operations	$ (1,400,086)	$ (2,789,737)	$2,751,348
Weighted average shares outstanding	4,187,970	4,165,659	4,138,363
Basic earnings (loss) per share from continuing operations	$ (.33)	$ (.67)	$ .66
Diluted:			
Earnings (loss) from continuing operations	$ (1,400,086)	$ (2,789,737)	$2,751,348
Weighted average shares outstanding	4,187,970	4,165,659	4,138,363
Dilutive effect of stock options outstanding, using the treasury stock method	-	-	139,125
Diluted weighted average shares outstanding	4,187,970	4,165,659	4,277,488
Diluted earnings (loss) per share from continuing operations	$ (.33)	$ (.67)	$ .64

The Company had 578,438 and 509,938 options outstanding in 2003 and 2002, respectively, not included in the computation of dilutive shares since the Company had a net loss and the inclusion of such shares would be anti-dilutive.

(14) Industry Segment: The Company operates in one segment: the design, production, import, and sale of quartz crystals and oscillators and ultrasonic transducer devices.

One customer accounted for approximately 14%, 22% and 15% of net sales in 2003, 2002 and 2001, respectively. Export sales to foreign markets are as follows:

	2003	2002	2001
Asia Pacific	$ 1,652,200	$ 1,113,900	$ 401,100
Europe and Middle East	670,900	345,600	1,518,500
Canada	560,800	374,200	1,889,800
Other	20,800	94,900	106,600
	$ 2,904,700	$ 1,948,600	$3,916,000

(15) Quarterly Financial Data (unaudited): Selected unaudited quarterly financial data for 2003 and 2002 is set forth below:

	First	Second	Third	Fourth
2003	*(in thousands, except per share data)*			
Net sales from continuing operations	$ 1,711	$ 2,180	$ 2,190	$ 2,415
Gross profit (loss)	48	244	257	334
(Loss) before income taxes	(692)	(637)	(587)	(507)
Net (loss) from:				
Continuing operations	(457)	(429)	(396)	(118)
Discontinued operations	-	-	-	-
Net (loss)	$ (457)	$ (429)	$ (396)	$ (118)
Basic and diluted (loss) per share:				
Continuing operations	$ (.11)	$ (.10)	$ (.09)	$ (.03)
Discontinued operations	-	-	-	-
	$ (.11)	$ (.10)	$ (.09)	$ (.03)
2002				
Net sales from continuing operations	$ 2,353	$ 1,722	$ 1,617	$ 1,602
Gross profit (loss)	163	(24)	(1,071)	(414)
(Loss) before income taxes	(339)	(694)	(1,730)	(1,225)
Net (loss) from:				
Continuing operations	(203)	(418)	(1,092)	(1,077)
Discontinued operations	(45)	-	-	(54)
Net (loss)	$ (248)	$ (418)	$ (1,092)	$ (1,131)
Basic and diluted (loss) per share:				
Continuing operations	$ (.05)	$ (.10)	$ (.26)	$ (.26)
Discontinued operations	(.01)	-	-	(.01)
	$ (.06)	$ (.10)	$ (.26)	$ (.27)

Earnings (loss) per share calculations for each of the quarters are based on the weighted average number of shares outstanding for each period and the sum of the quarters may not necessarily be equal to the full year earnings per share amounts.

In the fourth quarter of 2003, net loss from continuing operations includes a tax benefit of $300,000 ($.07 basic and diluted (loss) per share) as a result of a reduction in the deferred tax asset valuation allowance during the quarter.

In the fourth quarter of 2002, net loss from continuing operations includes tax expense of $396,000 ($.09 basic and diluted (loss) per share) as a result of a provision for a deferred tax asset valuation allowance net of a tax accrual reversal.

The third quarter of 2002 gross profit (loss) includes a $.9 million inventory write-off provision for excess inventory.

(16) Commitments and Contingencies: During the normal course of business, the Company incurs certain commitments to make future payments for the purchase of inventory and production supplies based on its projected requirements. At December 31, 2003, the Company has outstanding purchase commitments totaling approximately $565,000, all of which are expected to be fulfilled in 2004.

Report of Independent Certified Public Accountants

To the Stockholders and Board of Directors of Valpey-Fisher Corporation:

We have audited the accompanying consolidated balance sheets of Valpey-Fisher Corporation and subsidiaries (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Valpey-Fisher Corporation and subsidiaries as of December 31, 2003 and 2002, and the consolidated results of their operations and their consolidated cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Boston, Massachusetts
February 13, 2004

Independent Auditors' Report

To the Stockholders and Board of Directors of Valpey-Fisher Corporation (formerly MATEC Corporation):

We have audited the accompanying consolidated statement of operations, comprehensive income (loss) and cash flows of Valpey-Fisher Corporation (formerly MATEC Corporation) and subsidiaries (the "Company") for the year ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of Valpey-Fisher Corporation (formerly MATEC Corporation) and subsidiaries for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Boston, Massachusetts
February 15, 2002

Corporate Information

Board of Directors

Richard W. Anderson
Senior Vice President
Massachusetts Capital Resource Company
(Private investment company)

Michael J. Ferrantino
President and Chief Executive Officer
Valpey-Fisher Corporation

Eli Fleisher
Investor

Lawrence Holsborg
Investor

John J. McArdle III
Investor

Robert W. Muir, Jr.
President
The Diamond Group
(Investment Company)

Ted Valpey, Jr.
Chairman of the Board
Valpey-Fisher Corporation

Officers

Ted Valpey, Jr.
Chairman of the Board

Michael J. Ferrantino
President and Chief Executive Officer

Roman Boroditsky
Vice President and Chief Technology Officer

Michael J. Ferrantino, Jr.
Vice President of Sales and Marketing

Michael J. Kroll
Vice President, Treasurer and Chief Financial Officer

Dan Nehring
Vice President of Engineering

Joseph Pavao
Vice President and Operations Manager

Edward Flamand
Controller

John J. McArdle III
Secretary

General Counsel

Shapiro Mitchell Forman Allen & Miller LLP
380 Madison Avenue
New York, New York 10017

Auditors

Grant Thornton LLP
226 Causeway Street
Boston, Massachusetts 02114

Common Stock and Stockholder Information

Common Stock Information

Valpey-Fisher common stock is listed and traded on the American Stock Exchange under the symbol VPF. The range of high and low prices each quarter for the past two years is shown below:

For the years ended December 31,	2003		2002	
	High	Low	High	Low
4th quarter	$ 3.27	$ 2.83	$ 3.10	$ 2.40
3rd quarter	3.59	2.15	3.65	2.90
2nd quarter	3.75	2.30	7.19	3.20
1st quarter	2.75	2.40	6.09	3.10

No dividend was paid in 2003 or 2002.

The number of stockholders of record on February 27, 2004 was 789. This number does not include stockholders for whom shares are held in a "nominee" or "street" name.

ANNUAL MEETING: The Annual Meeting of Stockholders will be held at 10:00 a.m. on Thursday May 6, 2004, at the Company's headquarters at 75 South Street, Hopkinton, MA 01748.

Transfer Agent and Registrar
Equiserve
P.O. Box 43023
Providence, RI 02940-3023
(800) 254-5196
Internet: www.equiserve.com

Shareholder Inquiries
Shareholders of record should contact the Company's transfer agent regarding any changes in address, transfers of stock, replacement of lost stock certificates, and account consolidation.



75 South Street
Hopkinton, MA 01748
(800) 982-5737
(508) 435-6831

www.valpeyfisher.com